Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Chilean pesos – MCh$)

	At December 31,
ASSETS	2007	2006
	MCh$	MCh$
CASH DUE FROM BANKS	100.083,1	88.258,3

LOANS:
Commercial loans	2.137.335,0	1.618.753,0
Foreign trade loans	270.367,8	254.537,1
Consumer loans	509.955,8	468.231,6
Mortgage loans	333.364,7	372.433,5
Lease contracts	257.140,4	243.363,8
Contingent loans	322.589,5	302.168,2
Other outstanding loans	463.215,9	276.875,6
Past due loans	23.452,1	20.529,5

Total loans	4.317.421,2	3.556.892,3

Less: Allowance for loan losses	(55.067,2)	(49.966,8)

Total loans (net)	4.262.354,0	3.506.925,5

OTHER LOAN OPERATIONS:
Interbank loans	28.014,0	21.486,3
Investments under agreements to resell	55.438,7	6.591,4

Total other loan operations	83.452,7	28.077,7

TRADING INSTRUMENTS	143.121,9	133.603,3

INVESTMENT INSTRUMENTS:
Available for sale	41.365,9	30.082,0
Held to maturity	—	—

Total investment instruments	41.365,9	30.082,0

FINANCIAL DERIVATIVE CONTRACTS	34.055,3	4.781,6

OTHER ASSETS	131.911,3	140.935,8

FIXED ASSETS:
Bank premises and equipment	34.158,7	34.660,1
Investments in other companies	1.984,9	1.989,0

Total fixed assets	36.143,6	36.649,1

Total assets	4.832.487,8	3.969.313,3

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Chilean pesos – MCh$)

	At December 31,
	2007	2006
	MCh$	MCh$
LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

DEPOSITS AND OTHER LIABILITIES:
Current accounts	202.600,5	189.123,7
Saving accounts and time deposits	2.420.202,4	1.827.882,5
Other sight and term liabilities	134.106,5	106.569,8
Investments under agreements to repurchase	54.255,0	58.936,7
Mortgage finance bonds	353.430,9	359.703,7
Contingent liabilities	322.890,8	306.312,1

Total deposits and other liabilities	3.487.486,1	2.848.528,5

BONDS:
Bonds	305.113,3	195.782,4
Subordinated bonds	43.882,1	47.133,3

Total bonds	348.995,4	242.915,7

BORROWINGS FROM CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS:
Chilean Central Bank lines of credit for renegotiations of loans	—	—
Other Central Bank borrowings	45.823,5	34.404,3
Borrowings from domestic financial institutions	83.220,4	3.867,6
Foreign borrowings	275.361,9	257.962,6
Other obligations	29.541,1	30.176,0

Total borrowings from financial institutions	433.946,9	326.410,5

FINANCIAL DERIVATIVE CONTRACTS	34.237,8	5.306,3

OTHER LIABILITIES	43.147,3	80.842,5

Total liabilities	4.347.813,5	3.504.003,5

MINORITY INTEREST	—	—

SHAREHOLDERS’ EQUITY:
Capital and reserves	433.626,9	423.010,0
Other reserves	(1,6)	301,6
Net income for the year	51.049,0	41.998,2

Total shareholders’ equity	484.674,3	465.309,8

Total liabilities and shareholders’ equity	4.832.487,8	3.969.313,3

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(in millions of Chilean pesos – MCh$)

	2007	2006
	MCh$	MCh$
OPERATING REVENUE
Interest revenue	377.385,4	265.858,5
Gains from trading activities	97.703,5	39.700,8
Fees and other services income	44.089,6	35.779,3
Foreign exchange transactions gain (net)	8.848,9	323,8
Other operating income	3.137,4	1.839,0

Total operating revenue	531.164,8	343.501,4

Less:
Interest expense	(213.890,9)	(148.873,8)
Losses from trading activities	(99.355,2)	(32.178,4)
Fees and other services expenses	(7.224,9)	(5.482,2)
Other operating expenses	(14.204,1)	(13.890,3)

Gross operating margin	196.489,7	143.076,7

Personnel salaries and expenses	(51.095,9)	(43.961,8)
Administrative and other expenses	(24.953,7)	(20.246,4)
Depreciation and amortization	(6.019,1)	(5.640,0)

Net operating margin	114.421,0	73.228,5

Provisions for loan losses	(25.991,3)	(15.751,4)

Operating income	88.429,7	57.477,1

OTHER INCOME AND EXPENSES
Non-operating income	405,7	2.799,1
Non-operating expenses	(2.869,9)	(2.906,2)
Income from investments in other companies	360,8	358,2
Net loss from price-level restatement	(25.946,0)	(7.527,1)

Income before income tax	60.380,3	50.201,1

Income taxes	(9.331,3)	(8.202,9)

Income after income tax	51.049,0	41.998,2

Minority interest	—	—

Net income	51.049,0	41.998,2

BOARD OF DIRECTORS:

Chairman	Mr. Carlos Abumohor Touma
First Vice Chairman	Mr. Alvaro Saieh Bendeck
Second Vice Chairman	Mr. Jorge Andres Saieh Guzman
Directors	Mr. Fernando Aguad Dagach
Mr. Julio Barriga Silva
Mr. Ignacio Gonzalez Martinez
Mr. Carlos Massad Abud
Mr. Francisco Rosende Ramirez
Mr. Jorge Selume Zaror
Mr. Hernan Somerville Senn
Mr. Arturo Valenzuela Bowie
Mr. Juan Rafael Gutierrez Avila

SENIOR MANAGEMENT:

Chief Executive Officer	Mr. Mario Chamorro Carrizo
Division Manager – Retail Banking	Mr. Osvaldo Barrientos Valenzuela
Division Manager – Corp Capital.	Mr. Patricio Leighton Zambelli
Division Manager – Companies	Mr. Alberto Selman Hasbun
Division Manager – Large Companies and Corporate	Mr. Christian Schiessler Garcia
Division Manager – International and Treasury	Mr. Pedro Silva Yrarrázaval
Division Manager – Information Technology	Mr. Armando Arino Joiro
Division Manager – Legal Services	Mr. Cristian Canales Palacios
Division Manager – Human Resources and Administration	Mr. Christian Gilchrist Correa
Division Manager – Risk	Mr. Julio Henriquez Banto
Division Manager – Commercial Credit Risk	Mr. Luis Morales Fernandez
Chief Financial Officer	Mr. Enrique Pérez Alarcón
Division Manager – Operations	Mr. Guido Silva Escobar
Division Manager – Companies Credit Risk	Mr. Fernando Valdivieso Larrain
Comptroller Manager (I)	Mr. Eduardo Ruiz Palma

Additional Information

The complete financial statements, with their respective notes and the corresponding independent auditor’s report, are available on the website: www.corpbanca.cl and also at the institution’s offices.